

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

James Rolke
Chief Executive Officer
Revelation Biosciences, Inc.
4660 La Jolla Village Drive, Suite 100
San Diego, California 92122

> **Re: Revelation Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2023**
> **File No. 333-276232**

Dear James Rolke:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed December 22, 2023

Cover Page

1. Please revise your cover page to disclose a set date the offering will end. Refer to Item 501(b)(8)(iii) of Regulation S-K for guidance.

2. Please revise the heading on your cover page to quantify the number of warrants and prefunded warrants to be registered.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Cindy Polynice at 202-551-8707 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joseph Galda, Esq.